Via Facsimile and U.S. Mail
Mail Stop 6010
								December 28, 2005

Haseeb Chaudhry
Chief Executive Officer
Alpha Innotech Corp.
2401 Merced Street
San Leandro, California 94577


Re:	Alpha Innotech Corp.
      Item 4.01 Form 8-K
      Filed December 27, 2005
	File No. 001-14257


Dear Mr. Chaudhry:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01(a)
1. Please amend the first paragraph of your filing to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that the company "ended the engagement" of the accountant.

2. Please amend the second paragraph of your filing to state whether the principal accountant`s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion. Your current disclosure only covers the most recent year. In addition, please amend the report to state whether during the registrant`s two most recent fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant. Your current disclosure only covers the most recent fiscal year end and the subsequent interim period preceding the termination.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

 	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3649.


							Sincerely,



							Vanessa Robertson
							Staff Accountant
??

??

??

??

Haseeb Chaudhry
Alpha Innotech Corp.
December 28, 2005
Page 1